SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING IN SECURITIES ISSUED BY SABESP			PI0022 – V.3
Issuer Department:	Approver:	First Version as of:	Version Term as of:
FI	DANTE RAGAZZI PAULI - DRPAULI	June 11, 2002	June 29, 2018
Areas of influence (coverage):		Processes:
SABESP		-

1. Introduction

1.1  This Institutional Policy is intended to ensure strict equality in the dissemination and communication of Material Acts or Facts related to the Company and to establish rules for trading in securities issued by Sabesp.

2. Objectives
2.1 To set criteria for identifying Material Acts or Facts.
2.2 To set guidelines for disclosing Material Acts or Facts.
2.3 To set rules for trading in securities issued by Sabesp, guided by transparency, equity and ethics principles.
2.4 To define situations when it is prohibited to trade in securities issued by Sabesp.
2.5 To provide guidance for the Company on the interpretation of ICVM 358/2002.
2.6 To comply with Section IV of Article 8 of Federal Law 13,303/2016, ICVM 480/2009, the Novo Mercado Listing Regulations and the Company’s Bylaws.
3. Guidelines
3.1. Scope

3.1.1   This Policy applies to the following Covered People:

 (i) controlling shareholder;

 (ii) members of the statutory bodies;

 (iii) employees with access to Material Acts or Facts; and

 (iv) trusted third parties.

3.1.2   The Covered People indicated on 3.1.1 (i) a (iii) must sign a Statement of Consent (Appendix 2), to be filed at the Company’s headquarters as long as the person maintains a relationship with Sabesp, and for at least five years after the relationship is terminated.

3.1.3   The contract signed by the Covered People indicated on 3.1.1 (iv) must contain a clause providing for the confidentiality of Material Acts or Facts not yet disclosed to the market, and for compliance with the prohibitions included in Article 13 of ICVM 358/2002.

3.1.4   The Covered People must ensure that their subordinates and trusted third parties observe the secrecy of undisclosed Material Acts or Facts, and are jointly responsible with the latter in the event of non-compliance, pursuant to ICVM 358/2002, Article 8.

3.1.5   This Policy applies to the employees of Sabesp, even if they have not signed a Statement of Consent (Appendix 2), and they will be held liable if they fail to comply with it.

3.2 Disclosure of Material Acts or Facts

3.2.1   For the purposes of this Policy, Material Acts or Facts are considered (i) any decision by the controlling shareholder; (ii) any resolutions of a shareholders’ meeting or of the Company’s management bodies; or (iii) any other act or fact of a political or administrative, technical, business, economic or financial nature related to Company business, that could have a measurable influence on:

a)    the quoted price of Company securities or securities backed by them;

b)    investors’ decisions to buy, sell or hold these securities; or

c)    investors’ decisions to exercise any rights inherent to their condition as shareholders.

3.2.1.1 Some examples of potential Material Acts or Facts are given in the sole paragraph of Article 2 of ICVM 358/2002, and other examples are:

a)  performance and financial results, and forecasts and expectations affecting them;

b)  publication of an Investment Plan;

c)  the election of a Chief Executive Officer or an Chief Financial Officer and Investor Relations Officer;

d)  the resignation or dismissal of a member of the management;

e)  decisions of the regulatory agency that have a significant impact on the Company, such as a tariff adjustment and/or tariff restructuring;

f)    legal proceedings with significant impact on the business;

g)  a significant reduction in water production due to restrictions on the main inputs used, such as water resources, electricity and chemical products;

h)  a change in the news channel used to disclose Material Acts or Facts; and

i)    the engagement or discharge of a market maker.

                                                                                                                                                                                              - 1

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING IN SECURITIES ISSUED BY SABESP			PI0022 – V.3
Issuer Department:	Approver:	First Version as of:	Version Term as of:
FI	DANTE RAGAZZI PAULI - DRPAULI	June 11, 2002	June 29, 2018
Areas of influence (coverage):		Processes:
SABESP		-

Duties and Responsibilities

3.2.2   The disclosure of Material Acts or Facts and Notice to the Market, as well as the filing at CVM/B3 of the communications listed in items 3.3.10 and 3.3.12 of this Policy, are primarily the responsibility of the Chief Financial Officer and Investor Relations Officer.

3.2.3   The controlling shareholders and members of the statutory bodies must communicate any Material Acts or Facts of which they are aware to the Chief Financial Officer and Investor Relations Officer, who is required to take the action outlined in ICVM 358/2002.

3.2.4   If the controlling shareholder or members of the statutory bodies have personal knowledge of a material act or fact and observe that the Chief Financial Officer and Investor Relations Officer has not fulfilled his duty to communicate and disclose it, they shall only be exempt from responsibility if they immediately inform the CVM of the material act or fact in question, except as provided for in 3.2.11.

3.2.5   The Chief Financial Officer and Investor Relations Officer must inquire the Covered People whether they are aware of Material Acts or Facts that should be disclosed to the market pursuant to ICVM 358/2002, Article 4, sole paragraph:

 (i)   if the CVM or the stock exchange on which Sabesp’s securities are traded demands additional clarification of the Material Act or Fact;

 (ii) if there are unusual fluctuations in the quotation, price or volume of Sabesp securities traded, or securities backed by them; or

 (iii) If there is a leak to the media of a potential Material Act or Fact.

3.2.5.1 The Covered People must respond immediately to requests for clarification from the Chief Financial Officer and Investor Relations Officer about the occurrence of Material Acts or Facts.

Method and channels of communication of Material Acts or Facts

3.2.6   Disclosure of Material Acts or Facts must be:

a)    immediate, comprehensive, equitable and simultaneous in all the markets where Company securities are traded;

b)    issued in writing, using simple, clear, objective and concise language, and the information given must be useful, true, complete and consistent, so as not to mislead the investor;

c)    made at least one (1) hour before the opening or, preferably, immediately after the close of business on B3 and the NYSE, using the CVM/B3 electronic system and the following channels of communication:

                         i.     the SEC electronic system;

                        ii.     the news website indicated in the Company’s records filed with the CVM;

                       iii.     domestic and international news agencies;

                       iv.     emails to registered addressees;

                        v.     the “investors” page of Sabesp’s website, at “www.sabesp.com.br/investidores”;

                       vi.     the Sabesp Corporate Portal;

d)    issued in English simultaneously with the disclosure in Portuguese.

3.2.7 Any change in the channels used to disclose Material Acts or Facts must be made as provided for in ICVM 358/2002, Article 3, paragraph 7.

3.2.8   The communication of Material Acts or Facts to the CVM must occur before or at the same time as they are announced in any channel of communication, including a press release, on the social media, or at meetings of a professional association, investors or a selected audience, in Brazil or abroad.

3.2.9 If there is a change in the facts or intentions to which a Material Act or Fact already disclosed refers, there must be an immediate correction or amendment, subject to item 3.2.6.

3.2.10 Clarifications and details given to the CVM, B3, the SEC or communication vehicles, relating to the disclosure of Material Acts or Facts, can only be given by the Chief Financial Officer and Investor Relations Officer.

3.2.11 Exceptionally, a Material Act or Fact may not be disclosed if its disclosure might put the legitimate interests of the Company at risk, and always by the discretion of the controlling shareholder or the management.

3.2.11.1 In the event that a Material Act or Fact is involuntarily released, or if there is an atypical movement in the price of securities issued by the Company or backed by them, it must be immediately disclosed as provided for in items 3.2.2 and 3.2.6, even if the information refers to transactions in progress (not concluded), preliminary negotiations, feasibility studies or mere intentions.

                                                                                                                                                                                              - 2

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING IN SECURITIES ISSUED BY SABESP			PI0022 – V.3
Issuer Department:	Approver:	First Version as of:	Version Term as of:
FI	DANTE RAGAZZI PAULI - DRPAULI	June 11, 2002	June 29, 2018
Areas of influence (coverage):		Processes:
SABESP		-

Notice to the Market

3.2.12 Other information that may be useful for shareholders and the market in general, but which does not represent a Material Act or Fact, must be disclosed in a Notice to the Market, at least on the CVM/B3 electronic system.

3.2.12.1 Some examples of Notice to the Market:

a)    Information, including press releases, which supplement but do not represent Material Acts or Facts (Article 3 paragraph 3 of ICVM 358/2002);

b)    material presented in meetings with analysts and market agents (Article 30-XIV of ICVM 480/2009);

c)    changes in the membership of the Audit Committee (Article 30-XXX of ICVM 480/2009);

d)    transactions with related parties (Article 30-XXXIIII and Appendix 30-XXXIIII of ICVM 480/2009);

e)    Information on a change in auditors (Article 28, ICVM 308/1999);

f)     other occasional information listed in Article 30 of ICVM 480/2009 or in CVM ordinances, as applicable;

g)    acquisition/disposal of a shareholding interest (Article 12 ICVM 358/2002); and

h)    clarifications to queries or questionings from CVM/B3, in terms of the corresponding request.

Mechanism for control and restriction of access to Material Acts or Facts

3.2.13 Covered People who have knowledge of any Material Act or Fact not yet disclosed as provided for in item 3.2.6:

 (i)   must keep it confidential, pursuant to Article 8 of ICVM 358/2002;

 (ii) may discuss it or comment on it only with the people directly involved in the matter in question;

 (iii) must ensure that their subordinates and trusted third parties keep it confidential, and are answerable jointly with them in case of non-compliance, pursuant to Article 8 of ICVM 358/2002;

 (iv) must not discuss or comment on it with family members or others;

 (v) must not discuss or comment on it in public places; and

 (vi) must not supply it to the press or reproduce it on social networks.

3.2.14 Any employee of the Company is only authorized to comment on Material Acts or Facts, supply them to the press or reproduce them on social media if they have been widely disclosed as described in item 3.2.6.

3.2.15 If applicable, before publication of minutes, statutory bodies must assess whether or not the content is a Material Act or Fact; if it is, the Material Act or Fact must be immediately communicated to the Chief Financial Officer and Investor Relations Officer as provided for in items 3.2.3 and 3.2.4., for disclosure pursuant to item 3.2.6. The minutes may only be published after the Material Act or Fact has been disclosed.

3.3 Trading in securities issued by Sabesp.

3.3.1   Neither the Company nor the Covered People, including anyone who by virtue of their title, function or position with Sabesp, its subsidiaries or affiliates, becomes aware of Material Acts or Facts, may trade in securities issued by Sabesp, or backed by them, including ADSs, in the following circumstances:

a)    when Material Acts or Facts are pending disclosure;

b)    during the 15-day period preceding an official announcement of quarterly information or annual financial statements, according to the Corporate Events Calendar;

c)    if the intention exists for the consolidation, full or partial spin-off, merger, transformation or corporate restructuring of the Company; or

d)    if they are aware of information on another entity which might affect the quotation, prices or traded volume of securities issued by Sabesp.

3.3.1.1   The Chief Financial Officer and Investor Relations Officer may determine other blackout periods, even after the disclosure of the act or fact, if share trading could interfere with the terms of a deal to which the Material Act or Fact relates, to the detriment of the shareholders of the Company or of the Company itself.

3.3.2 The blackout applies:

 (i)   to direct and indirect trading in securities issued by Sabesp on stock exchanges and over-the-counter markets, organized or not, or without the intervention of a member of the distribution system;

 (ii) to lending of Sabesp’s securities; and

 (iii)        to private deals.

3.3.3   Neither the controlling shareholder nor the Company’s management may trade in its securities or securities backed by them, including ADSs, while the Company is in the process or buying or selling its own shares, or those of its subsidiaries, affiliates or companies under common control, or if an option or mandate has been issued for this purpose.

3.3.4   Pursuant to Article 14 of ICVM 358/2002, the Board of Directors may not resolve on the purchase or sale of Company’s own issued shares until the Material Act or Fact has been disclosed, if:

a)    an agreement or contract has been executed for the transfer of shareholder control or an option or mandate has been granted for the same purpose; or

b)    the intention exists for the consolidation, full or partial spin-off, merger, transformation or corporate reorganization of the Company.

3.3.4.1 If any of these events occurs after the Board of Directors has approved the purchase or sale of Sabesp’s shares by Sabesp itself, the purchase or sale process in progress must be immediately suspended until the Material Act or Fact has been fully disclosed.

3.3.5   Covered People may not make use of privileged access to Material Acts or Facts not yet disclosed as described in item 3.2.6 to obtain, directly or indirectly, for themselves or for a third party, any monetary advantage, including by buying or selling securities issued by the Company or backed by them.

3.3.6   In the event that a member of a statutory body leaves office, they shall continue to be subject to the duty of confidentially and the prohibitions provided for in this Policy:

a)    until the respective Material Act or Fact has been disclosed to the market as provided for in item 3.2.6; or

b)    for a period of six (6) months after they leave the Company, whichever comes first.

3.3.7   Covered People who wish to trade in ADSs of Sabesp must:

a)  register with the Depositary Bank of the Company’s ADSs;

b)  trade in accordance with the US rules for capital markets, including, without limitation, the Securities Act of 1933, the Securities Exchange Act of 1934, and this Policy;

c)  trade in accordance with the Deposit Agreement in force between Sabesp, the Depositary Bank and the owners and holders of ADSs.

3.3.8 Subject to the provisions of article 13 of ICVM 358/2002, the prohibitions listed in this Policy do not apply to trading under a stock option scheme approved by a Company shareholders’ meeting.

Individual Investment Plan

3.3.9   Pursuant to Article 15-A, paragraph 5, of ICVM 358/2002, Covered People are not entitled to set up an Individual Investment Plan, and they are expressly forbidden to trade in securities issued by Sabesp during the periods and under the terms of prohibitions defined in this Policy.

                                                                                                                                                                                              - 3

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING IN SECURITIES ISSUED BY SABESP			PI0022 – V.3
Issuer Department:	Approver:	First Version as of:	Version Term as of:
FI	DANTE RAGAZZI PAULI - DRPAULI	June 11, 2002	June 29, 2018
Areas of influence (coverage):		Processes:
SABESP		-

Communication of ownership

3.3.10 Ownership of and trading in securities issued by the Company must be communicated to the Company, through the Economic, Financial and Investor Relations Office, with copies to the Superintendency of Capital Markets and Investor Relations and to the Investor Relations Department:

 (i)   by the controlling shareholder, within five (5) days of each trade executed by the controlling shareholder or linked people, as provided for in the Novo Mercado Listing Regulations;

 (ii) by members of the statutory bodies, who must also give details of their Related People, at the time and in the form indicated in Articles 11 and 20 of ICVM 358/2002 (Appendix 3).

 (iii)     by the Company itself and its subsidiaries and affiliates, pursuant to Articles 11 and 20 of ICVM 358/2002 (Appendix 4).

3.3.10.1 The communication must also indicate positions in derivatives or other securities backed by securities issued by the Company.
3.3.11 Members of the statutory bodies must inform the Company of any change in the list of Related People within fifteen (15) days of the date of the change.

Communication of Trading in a Significant Shareholding Interest.

3.3.12 If the controlling shareholder or shareholders that elect members of the Board of Directors or the Fiscal Council, or any individual or legal entity, or group of people acting jointly or representing the same interests, execute a trade, as defined in paragraph 1 to 3 of Article 12 of ICVM 358/2002, they must inform the Company, through the Superintendency of Capital Markets and Investor Relations, with a copy to the Investor Relations Department, in the manner and at the time indicated in Article 12 of ICVM 358/2002.

3.3.12.1 If an acquisition affects the control or administrative structure of the Company, or gives rise to an obligation to make a public offering, the acquirer must make a public announcement pursuant to Article 12 of ICVM 358/2002.

3.4 Final Provisions
3.4.1 Failure to comply with the provisions of the Policy and of ICVM 358/2002 is a serious violation, for the purposes of paragraph 3 of Article 11 of Federal Law No. 6,385/1976.
3.4.2 If employees fail to comply with this Policy they will be subject to the rules of Corporate Procedure PE-AU0007 – Investigation of Occurrences and Verification of Penalties.
3.4.3 If there is a difference in interpretation between the English and Portuguese versions of this Policy, the Portuguese version shall prevail.
3.4.4 The Covered People must observe the rules contained in this Policy, even if they are not notified of blackout periods relating to Sabesp securities.

3.4.5   The guidelines contained in this Policy do not exempt third parties from their responsibilities under the laws or regulations, even if the third parties in question are not directly connected with the Company but are aware of Material Acts or Facts.

3.4.6 The Chief Financial Officer and Investor Relations Officer is responsible for executing and monitoring this Policy.
4. Complement

                                                                                                                                                                                              - 4

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING IN SECURITIES ISSUED BY SABESP			PI0022 – V.3
Issuer Department:	Approver:	First Version as of:	Version Term as of:
FI	DANTE RAGAZZI PAULI - DRPAULI	June 11, 2002	June 29, 2018
Areas of influence (coverage):		Processes:
SABESP		-

Related Appendices (Appendices Database)	Related Documents	Registration Details
	-	-
Files Attached (Supplementary to the Organizational Instrument)

PI0022v3 – Appendix 1 – Definitions

PI0022v3 – Appendix 2 – Statement of Consent

PI0022v3 – Appendix 3 – Declaration of Ownership of Securities Issued By Sabesp

PI0022v3 – Appendix 4 – Communication of Ownership of Securities Issued By Sabesp - Subsidiaries and Affiliates

                                                                                                                                                                                              - 8

Appendix	Number
Definitions	0001
Linked to:
PI0022-v.3 – Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp
Description

Controlling Shareholder

According to Federal Law 6,404/76 and ICVM 361/2002, a controlling shareholder is an individual or legal entity, fund or universality of rights, or a group of people linked by a voting arrangement, or under direct or indirect common control, that:

a) is the owner of partner rights assuring a permanent voting majority on resolutions at shareholders' meetings and the power to appoint a majority of the members of the board of directors; and

b) effectively uses its power to guide the corporate activities of the Company and influence the operation of its statutory bodies

Sabesp shares	Shares representing the capital stock of Sabesp
Members of Management	Officers and members of the Company’s Board of Directors
ADSs	American Depositary Share, a security traded in the United States representing Sabesp shares. ADSs can be attested by ADRs, or American Depositary Receipts.
B3 (formerly BM&FBOVESPA)	B3 Brasil Bolsa Balcão S.A.
Stock Exchange	B3, NYSE and any other stock exchanges or organized over-the counter markets where the Company’s securities are traded.
Corporate Events Calendar

A calendar published on the CVM/B3 website and on the Investor Relations website (www.sabesp.com.br/investidores) with the official dates of publication of annual financial statements (DFPs), quarterly information (ITRs), Annual Shareholders’ Meetings (AGMs), and other scheduled corporate events.

Affiliates	Companies over which Sabesp has significant influence, as defined in paragraphs 1, 4 and 5 of Art. 243 of Federal Law 6,404/1976.
Company or Sabesp	Companhia de Saneamento Básico do Estado de São Paulo – Sabesp.
Subsidiaries	Companies controlled directly or indirectly by Sabesp, as defined in paragraph 2 of Art. 243 of Federal Law 6,404/1976.
CVM	Comissão de Valores Mobiliários (http://www.cvm.gov.br/).
Derivative	A financial instrument backed by or relating to underlying financial assets, indices, indicators, rates, goods, currencies, energy assets, transport, commodities or any other variables.
Employee	Person who renders paid services to an employer on a non-sporadic basis, and to whom he/she must be subordinated, whatever their title, function or position in the Company.
Employee with access to Material Acts or Facts

Any employee who, by virtue of their title, function or position in Sabesp, its parent company, subsidiaries or affiliates, has access to any Material Acts or Facts. These employees must sign the Statement of Consent (Appendix 2).

An initial listing indicates that the following employees have potential access, permanently or on a one-off basis, to Material Acts or Facts, and so must sign the Statement of Consent (Appendix 2):

•    Executive Assistants;

•     Heads, Chief of Staff and the Ombudsman;

•    Advisors to the Executive Board;

•    Executive secretaries and permanent participants of statutory bodies meetings;

•    Department managers of the following Superintendencies: Accounting – FC, Capital Markets and Investor Relations – FI, Economic and Financial Controllership – FT, Costs and Tariffs – FA, Regulatory Affairs - PR, Legal – CJ, Risk Management and Compliance – PK, and Auditing – PA;

•    Department Managers of the Strategic Planning Department – PIE, Technical Planning – PIT, the Metropolitan Water Resources Department – MAR, the Technical New Business Department – TXN, the Technological Prospection and Intellectual Property Department - TXP, and Internal Communication, Corporate Identity and Regional Hubs – PCI.

These employees, and those indicated by them or by Officers, must sign the Statement of Consent (Appendix 2)

Securities lending (lease)

A transaction whereby one investor (the lender) lends a fixed amount of securities to another (the borrower), for a fixed period, whether or not a rate is agreed between them. In general, the lender is a long-term investor, who is not planning to sell the assets, at least during the period of the agreement. The borrower, on the other hand, is an investor who needs the assets only for a short period of time, usually to execute a strategy or meet an existing investment commitment.

ICVM 358/2002

Brazilian Securities Commission Instruction No. 358, of January 3, 2002, as amended. Provides for the disclosure and use of Material Acts or Facts relating to publicly-held companies, the disclosure of information in securities trading, or the acquisition of a significant holding of shares of a public-held company; and establishes restrictions and conditions for trading in the shares of a publicly-held company when a material fact has not yet been disclosed to the market.

ICVM 361/2002

Brazilian Securities Commission Instruction No. 361, of March 5, 2002, as amended. Provides for the procedures for public offerings for the acquisition of shares of a publicly-held company, the registration of such offerings for cancelling the registration as a publicly-held company, through an increase in the holding of the controlling shareholder, disposal of control of a publicly-held company, for the acquisition of control of a publicly-held company involving an exchange of securities, or for an exchange of securities.

ICVM 480/2009	Brazilian Securities Commission Instruction No. 480, of December 7, 2009, as amended. Provides for the registration of issuers of securities admitted for trading on regulated markets.
Federal Law 6,385/1976	Law No. 6,385, of December 7, 1976, as amended. Provides for the securities market and creates the Securities Commission.

Appendix	Number
Definitions	0001
Linked to:
PI0022-v.3 – Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp
Description

Lei Federal 6.404/1976	Law No. 6,404, of December 15, 1976, as amended. provides for joint-stock companies (Brazilian Corporate Law).
Lei Federal 13.303/2016	Law No. 13,303, of June 30, 2016. Provides for the legal regulations of government-owned and government-controlled companies and their subsidiaries, at the federal, state and municipal level.
Financial Settlement	Payment or receipt of a sum of money involved in a transaction for the purchase and sale of securities.
Physical settlement	Transfer of ownership of securities involved in a purchase and sale transaction.
Members of the Statutory Bodies

Members of the Board of Directors, Officers, members of the Fiscal Council (members and alternates), members of the Audit Committee, the Eligibility and Advisory Committee and any other bodies with technical or advisory functions, existing or to be created in the future by statutory ordinance of Sabesp.

Direct Trades	Trades executed directly by the owner of a security.
Indirect Trades

Trades executed through:

Related People; or

Third parties under a trust agreement or a portfolio or share management agreement.

Trades by investment funds in which Covered People hold shares are not considered to be indirect trades, and are not subject to the prohibitions of this Policy, provided that:

the fund manager’s investment decisions cannot be influenced by the shareholders; and

the investment funds are not exclusive.

NYSE	The New York Stock Exchange
Statutory Body

The Board of Directors, Officers, Fiscal Council, Audit Committee, Eligibility and Advisory Committee and any other bodies with technical or consultative functions, existing or to be created in the future by statutory ordinance of Sabesp.

Covered People	As defined in item 3.1.1 of this Policy.
Related Person

Pursuant to ICVM 358/2002, these are:

 (i) spouse not separated judicially or extrajudicially;

 (ii) cohabitant;

 (iii) any dependent included in the annual tax return; and

 (iv) direct or indirect subsidiarires.

Tied Person

An individual or legal entity, fund or universality of rights which acts representing the same interests of another individual or legal entity, fund or universality of rights as defined in ICVM 361/2002

Novo Mercado Listing Regulations	Regulations applicable to companies with shares traded in the special listing segment of B3 referred to as the Novo Mercado. Sabesp has been listed in this segment since 2002.
SEC	U.S. Securities and Exchange Commission.

Appendix	Number
Definitions	0001
Linked to:
PI0022-v.3 – Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp
Description

Securities Act of 1933

The Securities Act of 1933, as amended. A US law of 1933 setting rules for the disclosure of complete and fair information on securities, in order to protect investors against fraud.

http://legcounsel.house.gov/Comps/Securities%20Act%20Of%201933.pdf

Securities Exchange Act of 1934	The Securities Exchange Act of 1934, as amended. A US law on regulation of securities exchanges, enacted in 1934. http://legcounsel.house.gov/Comps/Securities%20Exchange%20Act%20Of%201934.pdf
Affiliates	Companies over which Sabesp has significant influence, as defined in paragraphs 1, 4 and 5 of Article 243 of Federal Law 6,404/1976.
Subsidiaries	Companies controlled directly or indirectly by Sabesp, as defined in paragraph 2 of Article 243 of Federal Law 6,404/1976.
Trusted Third Parties

Any individual or legal entity that may have access to Material Acts or Facts as a result of a commercial or professional relationship, or a relationship of trust, with Sabesp, such as independent auditors, securities analysts, consultants and members of the securities distribution system.

Statement of Consent

Statement of consent to the Institutional Policy for Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp, to be signed by the Covered People. A model is contained in Appendix 2 to the Policy.

Securities

Shares, debentures, promissory notes, subscription warrants, receipts and rights of subscription, and any other security listed in Article 2 of Federal Law 6,385/1976; and also ADSs, bonds and other securities traded in international markets equivalent to the items mentioned in Article 2 of Federal Law 6,385/1976.

Appendix	Number
Statement of Consent	0002
Linked to:
PI0022-v.3 – Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp
Description

STATEMENT OF CONSENT to the Institutional Policy for Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp

I, [name], [nationality], [marital status], [profession], TAX ID CPF No. [...], ID RG No. [...] [issuing body], resident and domiciled at [Rua, No., unit, City, State, CEP], as [function or title],

hereby confirm that I have received a copy and am aware of the terms and conditions of the Policy on Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp – PI0022v.3, approved at the 865  Meeting of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, as required by ICVM 358/2002.

I hereby give my consent to the Policy and undertake to comply with all its terms and conditions. I also confirm that I am aware that failure to comply with the provisions of the Policy and of ICVM 358/2002 is a serious violation, for the purposes of paragraph 3 of Article 11 of Federal Law No. 6,385/76.

 [city], [date]

___________________________

[name]

                                                                                                                                                                                              - 1

Appendix	Number
Declaration of Ownership of Securities Issued by Sabesp	0003
Linked to:
PI0022v3 – Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp
Description

DECLARATION OF OWNERSHIP OF SECURITIES ISSUED BY SABESP

Members of statutory bodies and people related to them

 (  ) investiture in the position OR (  ) execution of a trade in securities OR           (  ) updating of data of connected person (*)

I, [name], [nationality], [marital status], [profession], Tax ID CPF No. [...], ID RG No. [...] [issuing body], resident and domiciled at [Rua, No., unit, City, State, CEP], as [Member of the Board of Directors/Officer/Member of the Fiscal Council/Member of the Statutory Eligibility Committee] of Sabesp, confirm that, pursuant to the Institutional Policy on Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp – PI0022v.3 and Articles 11 and 20 of ICVM 358/2002, as amended:

 (  ) I do NOT own securities issued by Sabesp, nor derivatives or any other securities backed by them.

 (  ) I AM the owner of or I have traded in securities issued by Sabesp or backed by them, as follows:

 [complete a separate table for each direct or indirect owner]

Name/Company Name:					CPF/CNPJ:
Security/ Derivative/ Security backed by securities issued by Sabesp	Asset code	Type of security (1)	Date of transaction (2)	Type of transaction	Intermediary	Number	Price per unit (R$)	Total amount (R$) (3)
Purchase
Total purchases
Sale
Total sales

 (1) Issue/series, convertible, simple, terms, collateral, type/class, etc.

 (2) Give the date of the purchase or sale transaction (not the date of physical or financial settlement).

 (3) Number multiplied by price.

Note: Use the definitions in Article 11 paragraph 9 and Article 20 of ICVM 358/02 to identify the trades to be notified.

In addition,

 ( ) The people considered connected to me (*) listed below do NOT own securities issued by Sabesp, nor derivatives or any other securities backed by them.

Name of the connected person (*)	CPF/CNPJ

 ( ) The people  considered connected to me(*) listed below ARE owners of or have traded in securities issued by Sabesp or backed by them, as follows:

 [complete a separate table for each direct or indirect owner]

Name/Company Name:					CPF/CNPJ:
Security/ Derivative/ Security backed by securities issued by Sabesp	Asset code	Type of security (1)	Date of transaction (2)	Type of transaction	Intermediary	Number	Price per unit (R$)	Total amount (R$) (3)
Purchase
Total purchases
Sale
Total sales

 (1) Issue/series, convertible, simple, terms, collateral, type/class, etc.

 (2) Give the date of the purchase or sale transaction (not the date of physical or financial settlement).

 (3) Number multiplied by price.

 Note: Use the definitions in Article 11 paragraph 9 and Article 20 of ICVM 358/02 to identify the trades to be notified.

I undertake to resubmit this declaration not later than five days after the completion of any deal by myself or people connected to me (*), involving securities issued by Sabesp or backed by them, subject to the imposition of sanctions by the Brazilian Securities Commission (CVM), in addition to any disciplinary or legal sanctions which may be imposed by Sabesp. I also undertake to inform Sabesp of any changes in the people connected to me (*) within fifteen (15) days of the change.

 [city], [date]

___________________________

 [name]

 (*) Connected people (ICVM 358/2002 Article 11 paragraph 2): (i) spouse not separated judicially or extrajudicially; (ii) cohabitant; (iii) any dependent included in the annual tax return; and (iv) direct or indirect subsidiaries.

                                                                                                                                                                                              - 1

Appendix	Number
Communication of Ownership of Securities Issued by Sabesp Subsidiaries and Affiliates	0004
Linked to:
PI0022v.3 – Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp
Description

COMMUNICATION OF OWNERSHIP OF SECURITIES ISSUED BY SABESP Subsidiaries and Affiliates

As legal representative of [Subsidiary, Affiliate] [name, CNPJ, address], and pursuant to the Institutional Policy on Disclosure of Material Acts or Facts and Trading in Securities Issued by Sabesp – PI0022v.3 and Articles 11 and 20 of CVM Instruction 358/2002 as amended, I give notice that [Subsidiary, Affiliate] [name]:

 ( ) does NOT own securities issued by Sabesp, nor derivatives or any other securities backed by them.

 (  ) OWNS the following securities issued by Sabesp or backed by them:

 [complete a separate table for each direct or indirect owner]

Name/Company Name:					CPF/CNPJ:
Security/ Derivative/ Security backed by securities issued by Sabesp	Asset code	Type of security (1)	Date of transaction (2)	Type of transaction	Intermediary	Number	Price per unit (R$)	Total amount (R$) (3)
Purchase
Total purchases
Sale
Total sales

 (1) Issue/series, convertible, simple, terms, collateral, type/class, etc.

 (2) Give the date of the purchase or sale transaction (not the date of physical or financial settlement)

 (3) Number multiplied by price

Note: Use the definitions in Article 11 paragraph 9 and Article 20 of ICVM 358/02 to identify the trades to be notified.

I undertake to resubmit this declaration not later than five days after the completion of any deal by [Subsidiary, Affiliate] [name], involving securities issued by Sabesp or backed by them, subject to the imposition of sanctions by the Brazilian Securities Commission (CVM), without prejudice to any disciplinary or legal sanctions which may be imposed by Sabesp.

 [city], [date]

___________________________

 [name]

                                                                                                                                                                                              - 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 12, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.